EXHIBIT 16.1

December 20, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for LaserCard Corporation and, under the date of June 9, 2004, we reported on the consolidated financial statements of LaserCard Corporation as of and for the year ended March 31, 2004. On December 14, 2004, we resigned. We have read LaserCard Corporation’s statements included under Item 4.01 of its Form 8-K dated December 14, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with LaserCard Corporation’s statement that the Audit Committee of the Company’s Board of Directors has begun the process but has not yet selected new independent auditors to audit the consolidated financial statements for the current fiscal year ending March 31, 2005.

Very truly yours,

/s/ KPMG LLP

KPMG LLP